UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2021

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from                      to

Commission file number 000-54863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc
Eaton House
30 Pembroke Road
Dublin 4, Ireland
D04 Y0C2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON SAVINGS PLAN

Date: June 16, 2022	By:	Eaton Pension Administration Committee

	By:	/s/ April Miller Boise
April Miller Boise
Executive Vice President and Chief Legal Officer
Eaton Corporation

EATON SAVINGS PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2021

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the Eaton Savings Plan and the Pension Administration Committee and the Pension Investment Committee of Eaton

Opinion on the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of the Eaton Savings Plan (“Plan”) as of December 31, 2021 and 2020, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2005.

Cleveland, Ohio

June 16, 2022

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	December 31
	2021	2020
ASSETS
Receivable - Employer contributions	$4,582,202	$352,424
Receivable - Employee contributions	4,954,260	507,451
Receivable - Interest	100,060	22,438
Notes receivable from participants	65,545,506	76,770,249

Total Receivables	75,182,028	77,652,562

Investments at Fair Value:
Plan interest in Eaton Savings Trust	6,847,550,907	6,152,660,801

Investments at Contract Value:
Plan interest in Eaton Savings Trust
Eaton Stable Value Fund	416,046,928	455,937,008

Total Investments	7,263,597,835	6,608,597,809

Net Assets Available for Benefits	$7,338,779,863	$6,686,250,371

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Savings Plan

	Year Ended December 31
	2021	2020
Additions to Net Assets Attributed to:
Contributions:
Employer	$135,478,185	$90,542,455
Employee	178,451,677	180,595,533
Rollover	69,935,819	31,304,464

	383,865,681	302,442,452
Plan interest in Eaton Savings Trust
investment gain	1,325,873,926	1,023,958,968
Interest income	3,884,514	4,619,839

Total Additions	1,713,624,121	1,331,021,259

Deductions from Net Assets Attributed to:
Benefits paid to participants	941,366,696	700,997,831
Administrative expense	1,027,187	1,056,474

Total Deductions	942,393,883	702,054,305

Net Increase	771,230,238	628,966,954

Net Transfers (to) from other plans	(118,700,746)	4,437

Net Assets Available for Benefits:
Beginning of Year	6,686,250,371	6,057,278,980

End of Year	$7,338,779,863	$6,686,250,371

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Eaton Savings Plan

1     Description of Plan

The following description of the Eaton Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and summary plan description, which are available from the Company's Human Resources Department upon request, for a complete description of the Plan's provisions.

General:

Effective July 1, 1974, Eaton Corporation ("Company" or "Plan Sponsor") established the Plan. The Company is a subsidiary of Eaton Corporation plc ("Eaton"). The Plan was established to encourage eligible employees to make systematic savings through payroll deductions and to provide additional security at retirement. Effective April 1, 2013, the Company added a non-elective 4% Retirement Contribution for certain members of the Plan who are excluded from participation in the Pension Plan for Eaton Corporation Employees. Effective January 1, 2021, the Company added a non-elective Retirement Contribution ranging from 5% to 8% for certain members of the Plan whose cash balance benefit under the Pension Plan for Eaton Corporation Employees was frozen as of December 31, 2020. The Plan was amended and restated effective January 1, 2016. The Plan was most recently amended February 27, 2020, December 14, 2020, and December 23, 2021.

Eligibility for Participation:

An employee who is in the regular service of the Company in a class or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first completes an hour of service.

Contributions:

Employee Contributions - Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 50% of their compensation. Catch-up contributions (1% to 30%) are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code. Effective January 1, 2017, newly hired employees are automatically enrolled in the Plan at a rate of 6% of eligible compensation.

Employer Contributions (Matching) - Effective January 1, 2017, participants of the Plan receive a Company matching contribution of 50% of the first 6% of their deferred compensation.

Employer Contributions (Retirement) - Beginning April 1, 2013, the Plan provides that certain members shall be eligible for a non-elective Eaton Retirement Contribution of 4% of their eligible compensation.

Effective January 1, 2021, the Plan provides that certain members receive a Transitional Pay Contribution of 5% to 8% of eligible compensation for a period of 5 years ending December 31, 2025.

Effective June 1, 2021 and effective January 1, 2022 certain employees of Mission Systems became eligible participants of the Plan and continue to receive the same provisions as they did from their prior plans.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

1     Description of Plan, Continued

Participants' Accounts:

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of the Plan's earnings, and is charged with an allocation of applicable administrative expenses. Allocations, if any, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Company Contribution Eligibility and Vesting:

All participants are 100% vested in elective deferrals, employer contributions (matching) for prior years, rollover contributions made to the Plan, and actual earnings thereon. Effective January 1, 2017, eligibility for current year employer contributions (matching) is subject to year-end eligibility requirements, as defined by the Plan.

Vesting in the employer contributions (retirement and transitional pay contribution) portion of a participant's account plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of service, attainment of age 65, termination for disability, or upon the death of the participant.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding certain employer contributions), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rate as determined by the Plan Administrator. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to the Plan’s recordkeeper. Loans are valued at unpaid principal plus accrued unpaid interest.

During 2020, in response to COVID-19 and as permitted by the Coronavirus Aid, Relief and Economic Security (CARES) Act, the Plan allowed eligible, active participants to defer loan repayments through December 31, 2020.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines. During 2020, the Plan permitted, as allowed by the CARES Act, a special withdrawal option through December 31, 2020 of up to two lump sum distributions per active participant with a limit of $25,000 each.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals. Benefits are recorded when paid.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

2     Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

2     Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition:

The Plan's trustee is Fidelity Management Trust Company, and the Plan's investments, excluding notes receivable from participants, were invested in the Eaton Savings Trust ("Master Trust"), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and separate accounts are valued at the redemption value of the units held at year-end. Participant transactions (purchases and sales) occur daily with no restrictions and there are no unfunded commitments. The common/collective trust and separate accounts have varying investment strategies ranging from mirroring specific market indexes, asset allocation strategies, and bond performance. However, in high volume liquidation demand periods, the Trustee may, at their discretion, delay liquidation requests so that it is in the best interest of all participants in the fund. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit- responsive investment contracts. Contract value is the relevant measure for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the Trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2020 on behalf of the Plan. Certain transaction costs are paid by the participants. Certain investments in the Plan have revenue sharing agreements with the Trustee. Prior to July 1, 2020, revenue sharing from these investment funds was used to pay recordkeeping fees. If there were revenue credits in excess of administration fees, they were recorded in administrative expenses. Beginning on October 1, 2020, participants pay the recordkeeping fees and administrative expenses with a flat quarterly fee deducted from their accounts.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

2     Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Master Trust's investments, as listed in Footnote 4, have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

On June 1, 2021, Eaton acquired Mission Systems and on April 15, 2022 the Orchard Park Defined Contribution Plan was merged into the Plan. Account balances totaling $9,358,575 were transferred into the Plan.

Eaton acquired Tripp Lite on March 17, 2021. On June 1, 2022, the Tripp Lite 401(k) Plan was merged into the Plan and account balances totaling $40,708,487 were transferred into the Plan.

On January 5, 2022, Eaton acquired Royal Power Solutions. It is anticipated that employees will become eligible to participate in the Plan on January 1, 2023 and that the Royal Die & Stamping Co., Inc. 401(k) Plan will be merged into the Plan during 2023. The financial impact of these transactions on the net assets available for benefits cannot be estimated at this time.

Subsequent events have been evaluated through the report date which is the date the financial statements were available to be issued.

3     Tax Status

On December 15, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently an audit for the 2019 tax period is in progress.

4     Investments

Fidelity Management Trust Company, Trustee and Recordkeeper of the Plan, holds the Plan's investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

The following table presents the assets of the Master Trust and the Plan's interest in each of the investments held by the Master Trust at December 31:

2021	Master Trust Balances	Plan's Interest in Master Trust Balances

Common collective trusts	$3,868,558,474	$3,737,552,085
Registered investment companies	1,565,039,918	1,528,509,820
Eaton ordinary shares	1,428,102,681	1,408,541,554
Guaranteed investment contracts	426,127,567	398,466,113
U.S. government securities	108,448,978	105,010,437
Interest bearing cash	60,277,809	58,270,295
Corporate debt instruments	26,154,519	25,325,250
Non interest bearing cash	214,313	207,518
Total investments	7,482,924,259	7,261,883,072
Receivables	6,981,203	6,670,883
Liabilities	(5,144,926)	(4,956,121)

Total	$7,484,760,536	$7,263,597,834

2020	Master Trust Balances	Plan's Interest in Master Trust Balances

Common collective trusts	$3,521,810,309	$3,423,445,770
Registered investment companies	1,440,644,388	1,407,215,696
Eaton ordinary shares	1,132,064,415	1,116,755,668
Guaranteed investment contracts	470,670,940	439,200,930
U.S. government securities	137,861,730	133,094,410
Interest bearing cash	53,795,527	51,699,539
Corporate debt instruments	31,774,428	30,675,654
Non interest bearing cash	4,675,211	4,513,540
Total investments	6,793,296,948	6,606,601,207
Receivables	5,387,192	5,141,765
Liabilities	(3,215,017)	(3,145,163)

Total	$6,795,469,123	$6,608,597,809

At December 31, 2021 and 2020, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (77% and 76%), corporate debt instruments (19% and 18%), interest bearing and non interest bearing cash (1% and 4%), and other investments (3% and 2%).

4     Investments, Continued

Investment income and net appreciation or depreciation in the fair value of investments of the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. The following table sets forth the investment income and net appreciation or depreciation in the fair value of investments of the Master Trust allocated to the participating plans for the years ended December 31:

	2021	2020

Interest and dividend income	$102,049,785	$89,798,542
Net appreciation in fair value	1,251,129,592	955,857,590

	$1,353,179,377	$1,045,656,132

5    Party-in-Interest Transactions

Party-in-interest transactions include the investments in the ordinary shares of Eaton and the investment funds of the Trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

During 2021 and 2020, the Plan received $25,974,888 and $29,557,621 in ordinary share dividends from Eaton.

6    Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund co-managed by Insight Investment Management (Insight), formerly Mellon, and Pacific Investment Management Company LLC, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Footnote 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Insight and Pacific Investment Management Company LLC, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed quarterly for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The issuer may terminate the contract for cause at any time.

7     Acquisitions and Divestitures of Businesses

On December 20, 2019 Eaton acquired Souriau-Sunbank Connection Technologies. Employees became eligible participants of the Plan on January 1, 2020 and participants with outstanding loans were permitted to elect a direct balance rollover from the Esterline Technologies Voluntary Savings Plan to the Plan.

On March 2, 2020 Eaton completed the sale of its Lighting business to Signify N.V. The Plan was amended to permit multiple employer participation and employees included in the sale were eligible to participate in the Plan through December 31, 2020.

On February 25, 2020, Eaton acquired Power Distribution Inc. Employees became eligible to participate in the Plan on January 1, 2021. The Power Distribution Incentive Savings Plan was merged into the Eaton Savings Plan on January 20, 2021.

On June 1, 2021, Eaton acquired Mission Systems. Certain employees, primarily of the Orchard Park, NY location became eligible participants of the Plan on June 1, 2021 and were offered an option to roll over balances and outstanding loans from the Cobham United States 401(k) Plan into the Eaton Savings Plan.

The sale of Eaton’s Hydraulics business to Danfoss A/S was finalized on August 2, 2021. Employees who were part of the sale were offered an option to roll over account balances and outstanding loans to the Danfoss USA Savings Plan II.

On December 31, 2021, the portion of the Mission Systems Davenport LSS Inc. 401(k) Plan attributable to active, non-collectively bargained employees was merged into the Plan and employees became eligible to participate in the Plan on January 1, 2022.

The following table presents the effects of the transactions on the net assets available for benefits.

	Account Balances	Notes Receivable From Participants	Totals

Souriau-Sunbank[1]	$1,700,968	$217,233	$1,918,201
Lighting Sale[2]	(229,817,189)	(3,926,845)	(233,744,034)
Power Distribution Inc[2]	18,182,249	489,542	18,671,791
Mission Systems (Orchard Park)[1,2]	25,200,206	452,983	25,653,189
Hydraulics Sale[3]	(64,179,178)	(288,158)	(64,467,336)
Mission Systems (Davenport)[2]	94,521,675	695,233	95,216,908

[1] Included in Additions to Net Assets Attributed to Contributions, Rollover
[2] Included in Net Transfers (to) from other plans
[3] Included in Deductions from Net Assets Attributed to Benefits paid to participants

8    Fair Value Measurements

In accordance with Accounting Standards Codification 820, the Master Trust financial instruments have been categorized, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

•Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Registered investment companies (mutual funds), Company stock funds and bond funds: Valued at the net asset value ("NAV") of shares held by the Master Trust at year-end.

Common collective trusts: Valued at the net unit value of units held by the trust at year-end. The unit value is determined by dividing the total value of fund assets by the total number of units of the Fund owned.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2021. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals

Registered investment companies	$1,565,039,918	$—	$1,565,039,918
Common collective trusts	—	3,873,197,281	3,873,197,281
Company stock funds	—	1,461,544,477	1,461,544,477
Bond funds	—	140,050,021	140,050,021

Total investments at fair value	$1,565,039,918	$5,474,791,779	$7,039,831,697

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2020. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals

Registered investment companies	$1,440,644,389	$—	$1,440,644,389
Common collective trusts	—	3,529,979,333	3,529,979,333
Company stock funds	—	1,155,890,005	1,155,890,005
Bond funds	—	180,349,190	180,349,190

Total investments at fair value	$1,440,644,389	$4,866,218,528	$6,306,862,917

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Eaton Savings Plan

EIN 34-0196300
Plan Number 055

December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,
	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	Interest in Eaton Savings Trust Master Trust	Master Trust	N/A	$6,847,550,907
*	Interest in Eaton Stable Value Fund - See Footnote 1	Guaranteed Investment Contract	N/A	416,046,928
*	Participant Loans	3.25 - 9.68%; various maturity dates	N/A	65,545,506

				$7,329,143,341
	Footnote 1 - denotes contract value
*	Party-in-interest to the Plan.